Sean P. Newth Senior Vice President and Corporate Controller State Street Financial Center One Lincoln Street, 13th Floor Boston, MA 02111 Telephone 617-664-8213 spnewth@statestreet.com www.statestreet.com

Via EDGAR (Correspondence)

May 11, 2017

Michael Volley
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4546

Re.    State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-07511

Dear Mr. Volley:

We have received your letter dated May 4, 2017 regarding your review of the above-referenced filing. This will confirm that we intend to respond to the comments in that letter by June 2, 2017.

Please call the undersigned at 617-664-8213 or Jeremy Kream, Head of Legal, International and Corporate, at 617-664-7206, if you have any questions or require additional information.

Very truly yours,

/s/ Sean P. Newth
Sean P. Newth
Senior Vice President,
Chief Accounting Officer and Controller

cc:    Jeremy Kream, Esq.